Mail Stop 4561

February 23, 2009

Via U.S. Mail and Facsimile 702.363.6262

Mr. Ayaz Kassam
Chief Executive Officer and Principal Financial Officer
Superlattice Power, Inc.
420 N. Nellis Blvd.
Suite A3-146
Las Vegas, NV 89110

   Re: **Superlattice Power, Inc.**
     Form 10-K for fiscal year ended July 31, 2008
     Filed October 29, 2008
     File No. 0-50693

Dear Mr. Kassam:

   We have reviewed your filing and have the following comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended July 31, 2008

Item 7. Management's Discussion and Analysis or Plan of operations

Results of Operations for the year Ended July 31, 2008, page 9

1. Please note that your results of operations should provide a narrative explanation of your financial statements enabling investors to see the company through the eyes of management and enhance your overall financial disclosure to provide the context within which your financial information should be analyzed. Further, the amounts noted therein should reconcile to your financial statements. In future filings, please revise your disclosures to provide such disclosure as required by Item 303(a)(3) of Regulation S-K, utilizing the guidance as set forth in SEC Interpretive Release 33-8350.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page 14

2. We note that the audit of your financial statements as of and for the year ended July 31, 2008 was conducted in accordance with auditing standards generally accepted in the U.S. Please tell us whether your audit was conducted in accordance with the auditing and related professional practice standards of the Public Company Accounting Oversight Board ("PCAOB") and if so, amend your filing to include an audit opinion stating such.

Consolidated Statements of Operations, page 17
Consolidated Statement of Stockholders' Deficiency, page 18

3. We note that for the prior year, you have presented financial information within your statements of operations and stockholders' deficiency for the seven months ended July 31, 2007. Please tell us what accounting literature you relied upon in determining the prior periods to present.

Consolidated Statement of Cash Flows, page 19

4. We note that you have presented the prior period financial information for the twelve months ended July 31, 2007. However, based on the amounts disclosed, it appears the financial information presented, including the Net loss and Cash at the beginning of the period, is as of and for the seven months ended July 31, 2007. Please advise.

5. Please tell us how you accounted for the gain on disposal of discontinued operations within your consolidated statement of cash flows. Additionally, it

appears that the majority of the transactions presented for the year ended July 31, 2008 were non-cash. For example, you disclose in Note 11 that you wrote off certain assets, liabilities, intercompany accounts, and loss in investment of subsidiaries as a result of the sale of Zingo.

Notes to Consolidated Financial Statements

Note 1. Financial statement presentation

Recently issued pronouncements, page 23

6.   We note that you believe SFAS 141(R) is effective for acquisitions made after November 30, 2009, and that SFAS 160 is effective for you as of January 1, 2009. Considering the effective date for both of these statements is for the first annual reporting period beginning on or after December 15, 2008, and your fiscal year end is July 31, 2008, it appears that the effective date for these statements is as of August 1, 2009. Further, the effective dates for these two statements are the same as noted in paragraph B70. of SFAS 160. Please advise.

Item 9A(T). Controls and Procedures, page 29

7.   Considering that your independent accounting firm did not conduct their audit in accordance with the standards of the PCAOB (US), please tell us how you concluded that your disclosure controls and procedures were effective as of July 31, 2008.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3629 if you have questions.

Sincerely,

Kevin Woody
Accounting Branch Chief